ECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2019

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2019, incorporated by reference herein:

Exhibit

99.1     Release dated March 25, 2019, DEALING IN SECURITIES BY A DIRECTOR.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 25, 2019                                           By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

  Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD”)

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements (“Listings Requirements”), the following information regarding a transaction by a director of DRDGOLD is disclosed:

Name of director:	Mr Niël Pretorius
Name of company of which he is a director:	DRDGOLD
Date on which the transaction was effected:	19 March 2019
Nature of transaction:	Purchase
Class of security:	Ordinary shares
Number of ordinary shares:	2 728
Price per ordinary share:	R2.75
Total value of transaction:	R7 502.00
Nature of director’s interest:	Direct beneficial
Confirmation of on-market or off-market:	On-market

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the chairman of the board of directors of DRDGOLD. The above trade was completed outside of a closed period.

Johannesburg

25 March 2019

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